UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

RULE 13d-102

Under the Securities Exchange Act of 1934

U.S. AUTO PARTS NETWORK, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90343C100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100

1.	Names of Reporting Persons Sol Khazani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power NONE
6. Shared Voting Power 3,922,764 (1)
7. Sole Dispositive Power NONE
8. Shared Dispositive Power 3,922,764 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,922,764
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 13.1%*
12.	Type of Reporting Person (See Instructions) IN

*	Based on 29,846,757 shares of the Issuer’s Common Stock outstanding as of December 31, 2007.
(1)	Consists of 3,552,158 shares of the Issuer’s Common Stock owned directly by the Khazani Living Trust Established October 26, 2004, of which Mr. Khazani and his spouse are co-trustees, 183,715 shares of the Issuer’s Common Stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Mr. Khazani and his spouse are co-trustees, and 186,891 shares of the Issuer’s Common Stock owned directly by the Mina Khazani Annuity Trust Established November 18, 2006, of which Mr. Khazani and his spouse are co-trustees.

CUSIP No. 90343C100

1.	Names of Reporting Persons Mina Khazani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power NONE
6. Shared Voting Power 3,922,764 (1)
7. Sole Dispositive Power NONE
8. Shared Dispositive Power 3,922,764 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,922,764
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 13.1%*
12.	Type of Reporting Person (See Instructions) IN

*	Based on 29,846,757 shares of the Issuer’s Common Stock outstanding as of December 31, 2007.
(1)	Consists of 3,552,158 shares of the Issuer’s Common Stock owned directly by the Khazani Living Trust Established October 26, 2004, of which Mrs. Khazani and her spouse are co-trustees, 183,715 shares of the Issuer’s Common Stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Mrs. Khazani and her spouse are co-trustees, and 186,891 shares of the Issuer’s Common Stock owned directly by the Mina Khazani Annuity Trust Established November 18, 2006, of which Mrs. Khazani and her spouse are co-trustees.

CUSIP No. 90343C100

1.	Names of Reporting Persons Khazani Living Trust Established October 26, 2004
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The trust is governed by the laws of the state of California.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power NONE
6. Shared Voting Power 3,552,158 (1)
7. Sole Dispositive Power NONE
8. Shared Dispositive Power 3,552,158 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,552,158
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 11.9%*
12.	Type of Reporting Person (See Instructions) OO

*	Based on 29,846,757 shares of the Issuer’s Common Stock outstanding as of December 31, 2007.
(1)	Consists of shares of the Issuer’s Common Stock owned directly by the Khazani Living Trust Established October 26, 2004, of which Sol Khazani and Mina Khazani are co-trustees.

CUSIP No. 90343C100

Item 1	(a).	Name of Issuer:

U.S. Auto Parts Network, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

17150 South Margay Avenue, Carson, California 90746

Item 2	(a).	Names of Persons Filing:

Sol Khazani, Mina Khazani and the Khazani Living Trust Established October 26, 2004

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Sol Khazani Mina Khazani Khazani Living Trust Established October 26, 2004 c/o U.S. Auto Parts Network, Inc. 17150 South Margay Avenue Carson, California 90746

Item 2	(c).	Citizenship:

Sol Khazani is a citizen of the United States of America. Mina Khazani is a citizen of the United States of America. The Khazani Living Trust Established October 26, 2004 is a trust formed under the laws of the State of California.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2	(e).	CUSIP Number:

90343C100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not Applicable.

CUSIP No. 90343C100

Item 4.	Ownership.

	As of December 31, 2007:

	(a)	Amount Beneficially Owned:

		Sol Khazani	3,922,764
		Mina Khazani	3,922,764
		Khazani Living Trust Established October 26, 2004	3,552,158

	(b)	Percent of Class:

		Sol Khazani	13.1%
		Mina Khazani	13.1%
		Khazani Living Trust Established October 26, 2004	11.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

		Sol Khazani	0
		Mina Khazani	0
		Khazani Living Trust Established October 26, 2004	0

		(ii)	Shared power to vote or to direct the vote:

		Sol Khazani	3,922,764
		Mina Khazani	3,922,764
		Khazani Living Trust Established October 26, 2004	3,552,158

		(iii)	Sole power to dispose or to direct the disposition of:

		Sol Khazani	0
		Mina Khazani	0
		Khazani Living Trust Established October 26, 2004	0

		(iv)	Shared power to dispose or to direct the disposition of:

		Sol Khazani	3,922,764
		Mina Khazani	3,922,764
		Khazani Living Trust Established October 26, 2004	3,552,158

The shares of Common Stock beneficially owned by Sol Khazani and Mina Khazani consists of 3,552,158 shares of the Issuer’s Common Stock owned directly by the Khazani Living Trust Established October 26, 2004, of which Sol Khazani and Mina Khazani are co-trustees, 183,715 shares of the Issuer’s Common Stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Sol Khazani and Mina Khazani are co-trustees, and 186,891 shares of the Issuer’s Common Stock owned directly by the Mina Khazani Annuity Trust Established November 18, 2006, of which Sol Khazani and Mina Khazani are co-trustees.

Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of the Group.

	This filing is on behalf of Sol Khazani, Mina Khazani and the Khazani Living Trust Established October 26, 2004 as members of a group pursuant to Rule 13d-1(d).

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certifications.

	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 14, 2008
(Date)

/s/ SOL KHAZANI
Sol Khazani

/s/ MINA KHAZANI
Mina Khazani

KHAZANI LIVING TRUST ESTABLISHED OCTOBER 26, 2004

/s/ SOL KHAZANI
By:	Sol Khazani
Its:	Co-Trustee

/s/ MINA KHAZANI
By:	Mina Khazani
Its:	Co-Trustee

EXHIBIT A

Joint Filing Agreement

This Joint Filing Agreement is dated as of February 14, 2008 by and among Sol Khazani, Mina Khazani and the Khazani Living Trust Established October 26, 2004.

WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

NOW THEREFORE, the parties hereto agree as follows:

1. The Schedule 13G with respect to U.S. Auto Parts Network, Inc. to which this agreement is attached as Exhibit A (the “Schedule 13G”) is filed on behalf of each of the parties hereto.

2. Each of the parties hereto is eligible to use the Schedule 13G.

3. Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

/s/ SOL KHAZANI
Sol Khazani

/s/ MINA KHAZANI
Mina Khazani

KHAZANI LIVING TRUST ESTABLISHED OCTOBER 26, 2004

/s/ SOL KHAZANI
By:	Sol Khazani
Its:	Co-Trustee

/s/ MINA KHAZANI
By:	Mina Khazani
Its:	Co-Trustee